Mail Stop 3561
								May 10, 2006
Mr. George L. Lindemann
President and Chief Executive Officer
Southern Union Company
5444 Westheimer Road
Houston, TX  77056-5306


      Re:	Southern Union Company
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed March 16, 2006
		File No. 1-6407


Dear Mr. Lindemann:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Controls and Procedures, page 52

1. We note your disclosure that you have "established disclosure controls and procedures to ensure that information required to be disclosed by the Company, including consolidated entities, in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms." In future filings, please also disclose that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

Consolidated Statement of Stockholders` Equity and Comprehensive
Income (Loss), page F-6

2. Please disclose in future filings the accumulated balances for each classification of accumulated other comprehensive income
(loss)
on the face of your consolidated balance sheets, consolidated statement of stockholders` equity and comprehensive income (loss) or in the notes to financial statements.  Please refer to paragraph
26
of SFAS No. 130.

3. Please confirm to us, if true, that deferred compensation obligations classified as equity must be settled by delivery of shares of common stock. Otherwise, please explain to us your basis in GAAP for classifying deferred compensation obligations as a component of stockholders` equity. Please refer to EITF 97-14.

4. It appears that the 2005 stock dividend in excess of available retained earnings should be accounted for by capitalizing only the par value of the common stock from paid in capital. Please tell us your basis in GAAP for capitalizing the stock dividend in an amount that exceeds available retained earnings.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief

Mr. George L. Lindemann
Southern Union Company
May 10, 2006
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